EXHIBIT 12.1
FHLBANK TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
12/31/2005
(Thousands)

	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001

Earnings
Income Before Assessments	$184,871	$127,216	$119,200	$78,778	$105,020
Total Fixed Charges	1,500,725	798,103	661,038	825,346	1,260,651
Capitalized Interest	—	—	—	—	—

Total Earnings	$1,685,596	$925,319	$780,238	$904,124	$1,365,671

Fixed Charges
Interest Expense[1]	$1,500,725	$798,103	$661,038	$825,346	$1,260,651
Capitalized Interest	—	—	—	—	—
Estimated Interest Attributable to Rental Expense [2]	—	—	—	—	—

Total Fixed Charges	$1,500,725	$798,103	$661,038	$825,346	$1,260,651

Earnings to Fixed Charges Ratio	1.12	1.16	1.18	1.10	1.08

[1]	For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.

[2]	The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.

Exhibit 12.1 - 1 of 1